As filed with the Securities and Exchange Commission on November 19, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ORTHOVITA, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror and Issuer))

OPTIONS TO PURCHASE COMMON STOCK

par value $0.01 per share

(Title of Class of Securities)

68750U102

(CUSIP Number of Class of Securities (Underlying Common Stock))

Christine J. Arasin, Esquire

Vice President and Corporate Counsel

Orthovita, Inc.

77 Great Valley Parkway

Malvern, Pennsylvania 19355

(610) 640-1775

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Richard A. Silfen, Esquire

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103-4196

(215) 979-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,783,368	$85.45

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 795,248 shares of common stock of Orthovita, Inc. having an aggregate value of $2,783,368 as of November 15, 2007 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Issue Common Stock in Exchange for Outstanding Options to Purchase Common Stock, filed as Exhibit 99.(a)(1)(A) hereto (the “Offer to Exchange”), under the section entitled Offer to Issue Common Stock in Exchange for Outstanding Options to Purchase Common Stock and the sections entitled Summary Term Sheet and Stock Option Exchange Questions and Answers is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address. The name of the issuer is Orthovita, Inc., a Pennsylvania corporation (“Orthovita” or the “Company”), the address of its principal executive office is 77 Great Valley Parkway, Malvern Pennsylvania 19355 and the telephone number of its principal executive office is (610) 640-1775. The information set forth in the Offer to Exchange under Section 16, Information About Us, is incorporated herein by reference.

(b)	Securities. This Tender Offer Statement on Schedule TO relates to the Offer to Exchange, pursuant to which the Company is offering certain option holders the opportunity to exchange outstanding options to purchase shares of the Company’s common stock, par value $0.01 per share, that were originally granted under Orthovita’s 2007 Omnibus Equity Compensation Plan, as successor to the Orthovita, Inc. 1997 Equity Compensation Plan, as amended. As of November 15, 2007, options to purchase approximately 795,248 shares of Orthovita’s common stock were eligible for exchange in the Offer (as defined in the Offer to Exchange). The Company is making the Offer upon the terms and subject to the conditions described in the Offer to Exchange. The information set forth in the Offer to Exchange under the section entitled Summary Term Sheet and under Section 1, Number of Options; Expiration Date, is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Offer to Exchange under Section 7, Price Range of Common Stock, is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address. The filing person is the subject company, Orthovita, Inc. The information set forth under Item 2(a) above is incorporated by reference. The information set forth in the Offer to Exchange under Schedule A, Information About our Directors and Executive Officers, is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)	Material Terms. The information set forth in the Offer to Exchange under the section entitled Offer to Issue Common Stock in Exchange for Outstanding Options to Purchase Common Stock, the section entitled Summary Term Sheet, Section 1, Number of Options; Expiration Date, Section 3, Procedures, Section 4, Change in Election, Section 5, Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Shares of our Common Stock, Section 6, Conditions of the Offer, Section 8, Exchange Ratio, Section 9, Source and Amount of Consideration, Section 11, Status of Eligible Option Grants Acquired by us in the Offer, Section 12, Legal Matters; Regulatory Approvals, Section 13, Material U.S. Federal Income Tax Consequences, Section 14, Extension of the Offer; Termination; Amendment, and the section entitled Stock Option Exchange Questions and Answers is incorporated herein by reference.

(b)	Purchases. Members of Orthovita’s Board of Directors and its executive officers will not be eligible to participate in the Offer. The information set forth in the Offer to Exchange under Section 10, Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants, is incorporated herein by reference.

(c)	Accounting Treatment of the Offer. The information set forth in the Offer to Exchange under Section 16, Information About Us, is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 1, Number of Options; Expiration Date, Section 9, Source and Amount of Consideration, and Section 10, Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants, is incorporated herein by reference. The Orthovita 2007 Omnibus Equity Compensation Plan, as successor to the Orthovita, Inc. 1997 Equity Compensation Plan, as amended, is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes. The information set forth in the Offer to Exchange under Section 2, Purpose of the Offer, is incorporated herein by reference.

(b)	Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5, Acceptance of Eligible Option Grants for Exchange, and Cancellation and Issuance of Shares of our Common Stock, and Section 11, Status of Eligible Option Grants Acquired by us in the Offer, is incorporated herein by reference.

(c)	Plans. The information set forth in the Offer to Exchange under Section 2, Purpose of the Offer, Section 16, Information About Us, and Section 17, Additional Information, is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds. The information set forth in the Offer to Exchange under Section 1, Number of Options; Expiration Date, Section 9, Source and Amount of Consideration, and Section 15, Fees and Expenses, is incorporated herein by reference.

(b)	Conditions. The information set forth in the Offer to Exchange under Section 6, Conditions of the Offer, is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership. The information set forth in the Offer to Exchange under Section 10, Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants, is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Offer to Exchange under Section 10, Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants, is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or Recommendations. The information set forth in the Offer to Exchange in the section entitled Offer to Issue Common Stock in Exchange for Outstanding Options to Purchase Common Stock under the heading Important and Section 15, Fees and Expenses, is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a)	Financial Information. The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2007 and the information set forth in Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2007, filed with the SEC on November 6, 2007, is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 16, Information About Us, and Section 17, Additional Information, is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Financial Information. [Not applicable].

ITEM 11.	ADDITIONAL INFORMATION.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth in the Offer to Exchange under Section 10, Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants is incorporated herein by reference.

(2)	The information set forth in the Offer to Exchange under Section 12, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(b)	Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)	Offer to Issue Common Stock in Exchange for Outstanding Options to Purchase Common Stock, dated November 19, 2007.

99.(a)(1)(B)	Form of Election Form.

99.(a)(1)(C)	Form of Notice of Withdrawal.

99.(a)(1)(D)	Form of Confirmation of Receipt of Election Form.

99.(a)(1)(E)	Form of Confirmation of Receipt of Notice of Withdrawal.

99.(a)(1)(F)	Form of Reminder of Expiration Date.

99.(a)(1)(G)	Letter dated November 19, 2007 from Investor Relations to holders of Eligible Option Grants.

99.(a)(1)(H)	Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC on March 16, 2007 and incorporated herein by reference.

99.(a)(1)(I)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed with the SEC on May 10, 2007 and incorporated herein by reference.

99.(a)(1)(J)	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed with the SEC on August 9, 2007 and incorporated herein by reference.

99.(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007, filed with the SEC on November 6, 2007 and incorporated herein by reference.

(b)	Not Applicable.

99.(d)(1)	Orthovita, Inc. 2007 Omnibus Equity Compensation Plan, as successor to the Orthovita, Inc. 1997 Equity Compensation Plan, as amended. Filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 and incorporated herein by reference.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2007

ORTHOVITA, INC.

By:	/s/ Antony Koblish
President and Chief Executive Officer

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Issue Common Stock in Exchange for Outstanding Options to Purchase Common Stock, dated November 19, 2007.

99.(a)(1)(B)	Form of Election Form.

99.(a)(1)(C)	Form of Notice of Withdrawal.

99.(a)(1)(D)	Form of Confirmation of Receipt of Election Form.

99.(a)(1)(E)	Form of Confirmation of Receipt of Notice of Withdrawal.

99.(a)(1)(F)	Form of Reminder of Expiration Date.

99.(a)(1)(G)	Letter dated November 19, 2007 from Investor Relations to holders of Eligible Option Grants.

99.(a)(1)(H)	Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC on March 16, 2007 and incorporated herein by reference.

99.(a)(1)(I)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed with the SEC on May 10, 2007 and incorporated herein by reference.

99.(a)(1)(J)	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed with the SEC on August 9, 2007 and incorporated herein by reference.

99.(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007, filed with the SEC on November 6, 2007 and incorporated herein by reference.

(b)	Not applicable.

99.(d)(1)	Orthovita, Inc. 2007 Omnibus Equity Compensation Plan, as successor to the Orthovita, Inc. 1997 Equity Compensation Plan, as amended. Filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 and incorporated herein by reference.